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                              November 2, 2023

       Shannon Shen
       Chief Financial Officer
       Gaotu Techedu Inc.
       5F, Gientech Building, 17 East Zone,
       10 Xibeiwang East Road
       Haidian District, Beijing 100193
       People   s Republic of China

                                                        Re: Gaotu Techedu Inc.
                                                            Report of Foreign
Issuer on Form 6-K Filed February 28, 2023
                                                            Annual Report on
Form 20-F for the Fiscal Year Ended December 31, 2022
                                                            Response Dated
October 11, 2023

       Dear Shannon Shen:

              We have reviewed your October 11, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 13,
       2023 letter.

       Response Dated October 11, 2023

       Item 3. Key Information
       Our Holding Company Structure and Contractual Arrangements with the VIE, page 6

   1. We note your proposed amended disclosure in response to comment 4, specifically that the laws and
regulations in mainland China prohibit, restrict or impose conditions on foreign direct
investment in the VIE. Please revise your proposed amended disclosure to include the information
in your narrative response to comment 4 and specifically identify for each of your
operating entities, which Negative List standard ("prohibits," "restricts,"
                                                        or "imposes
conditions") applies.
 Shannon Shen
FirstName LastNameShannon  Shen
Gaotu Techedu  Inc.
Comapany 2,
November  NameGaotu
             2023     Techedu Inc.
November
Page 2    2, 2023 Page 2
FirstName LastName
Permissions Required from the PRC Authorities for Our Operations, page 12

2. We note your response to comment 5, specifically that the company has "relied on the advice of its PRC legal counsel." Please clarify whether relying on the "advice" of counsel is the same as relying on the "opinion" of counsel. If so, please revise in all applicable areas to state that the company has relied on the opinion of counsel. If not, please state as much and explain why such an opinion was not obtained. Please contact Rucha Pandit at 202-551-6022 or Cara Wirth at
202-551-7127 with
any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Yilin Xu, Esq.